ITEM 77E - LEGAL PROCEEDINGS


The Registrant, together with other investors, including Massachusetts Mutual Life Insurance Company (the parent of Registrant's investment adviser), was a plaintiff in litigation in connection with private placement investments made by the Registrant in Sharp International Corporation ("Sharp"). Three managing shareholders of Sharp, which is currently being liquidated in Chapter 11 liquidation proceedings, have pleaded guilty to criminal fraud charges. Initially, two separate civil lawsuits were brought in New York State Court in an attempt to recover damages for lost investment funds from Sharp's working capital lender and auditors. The first lawsuit involving Sharp's working capital lender was dismissed prior to trial. An appeal of this dismissal was unsuccessful. The second lawsuit against Sharp's auditors was settled in the Spring of 2005. Under the terms of the settlement agreement, the Registrant would recover all legal fees it incurred to prosecute the lawsuit, as well as additional amounts. A related lawsuit brought by the Trustee of the Sharp bankruptcy estate against Sharp's auditors on behalf of unsecured creditors, including the Registrant, was also settled at the same time. Total proceeds to be distributed to the Registrant as a result of the settlement of these two lawsuits against Sharp's auditors are expected to be approximately $1,800,000. To date, $1,764,529 has been received by the Registrant.